

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 7, 2012

<u>Via E-Mail</u>
Barry Grossman, Esq.
Elenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017

> **Re: SMSA Treemont Acquisition Corp.**
> **Schedule 13E-3**
> **Filed on August 10, 2012**
> **File No. 5-85894**

Dear Mr. Grossman:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

Schedule 13E-3

<u>General</u>

1.   Given the nature of the transaction, please advise why SMSA is not listed as a signatory to the Schedule 13E-3 signature page and included as a filing person.

2.   We note that Mr. Binglong Qiao and Lingfa Huang are included in the definition of Contributing Shareholders on page 1. Please tell us why they are not affiliates engaged in the going private transaction.

3.   Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comments. For example, please provide the

information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Fairness of the Merger, page 12

4. Please advise us how and when Halter acquired 6% of SMSA outstanding common stock. We note that the Form 10-K filed on March 30, 2012 discloses on page 5 that New Fortress Group became a three percent shareholder of SMSA as a result of in country due diligence services it provided to SMSA in connection with the evaluation of the merits of the exchange transaction with Xiangrui.

5. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the filing persons' discussion and analysis does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the filing persons must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the analysis of the filing persons does not appear to address the factors described in clauses (iv) or (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

6. The second to last paragraph on page 12 refers to going concern value but does not provide any substantive discussion. For example, the paragraph includes the statement that the "Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of SMSA's going concern value." What financial analyses are being referred to here? Please also refer to the last sentence of this paragraph. Please provide support for the statement that "the $0.30 per share represents a premium to the going concern value of SMSA."

Prior Stock Purchases, page 19

7. Please provide the disclosure required by Item 1002(f) of Regulation M-A. Referring readers to the Form 8-K filed May 16, 2011 is not responsive.

Contributing Shareholders, page 20

8.   This section does not include all the individuals included in the definition of Contributing Shareholders found on page 1. Please revise or advise.

Summary Financial Information, page 29

9.   In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

In responding to this comment, please be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions